Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 26, 2022	Financial Contact: David Lowe, 612-623-6456 Media Contact: David Ahlers, 612-623-6699 David_M_Ahlers@graco.com

Graco Reports Record Third Quarter Results
Double-Digit Sales Growth in Process and Contractor Segments

MINNEAPOLIS (October 26, 2022) – Graco Inc. (NYSE: GGG) today announced results for the third quarter ended September 30, 2022.

Summary
$ in millions except per share amounts

	Three Months Ended			Nine Months Ended
	Sep 30, 2022	Sep 24, 2021	% Change	Sep 30, 2022	Sep 24, 2021	% Change
Net Sales	$545.6	$486.7	12%	$1,588.5	$1,448.0	10%
Operating Earnings	143.1	124.6	15%	420.2	386.7	9%
Net Earnings	116.2	103.8	12%	334.5	319.6	5%
Diluted Net Earnings per Common Share	$0.67	$0.59	14%	$1.93	$1.83	5%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$114.8	$100.3	14%	$331.3	$309.9	7%
Diluted Net Earnings per Common Share, adjusted	$0.66	$0.57	16%	$1.91	$1.78	7%
(1) Excludes impacts of excess tax benefits from stock option exercises and certain non-recurring tax provision adjustments. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Changes in currency translation rates reduced sales and net earnings by approximately $20 million and $9 million, respectively, for the quarter.
•Sales for the quarter increased 12 percent, including 16 percentage points of organic sales growth and 1 percentage point of sales growth from acquired operations, partially offset by 5 percentage points of currency translation headwinds.
•The gross profit margin rate decreased approximately 3 percentage points for the quarter as strong realized pricing was unable to offset higher product costs and unfavorable currency translation.
•Total operating expenses decreased 5 percent for the quarter due to currency translation and lower sales and earnings-based expenses.
•Expense leverage largely offset the effects of lower gross profit margin rates on operating earnings.

"Graco delivered record third quarter sales and earnings despite rising costs and foreign currency headwinds," said Mark Sheahan, Graco's President and CEO. "Business tempo remained solid with strong growth in both revenue and operating earnings in all reportable segments and regions on an organic, constant currency basis.

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Incoming orders outpaced product shipments in the quarter giving us substantial backlog as we enter the fourth quarter."

Consolidated Results

Changes in currency translation rates reduced sales and net earnings by approximately $20 million and $9 million, respectively, for the quarter and $43 million and $20 million, respectively, for the year to date.

Net sales for the quarter increased 12 percent from the comparable period last year (17 percent at consistent translation rates). Sales increased 19 percent in the Americas, 10 percent in Asia Pacific (18 percent at consistent translation rates) and decreased 3 percent in EMEA (up 10 percent at consistent translation rates). Year-to-date sales increased 10 percent from the comparable period last year (13 percent at consistent translation rates). Sales increased 14 percent in the Americas, 14 percent in Asia Pacific (19 percent at consistent translation rates) and decreased 4 percent in EMEA (up 6 percent at consistent translation rates). Sales from acquired operations contributed approximately $3 million (1 percentage point) to the third quarter and $8 million (1 percentage point) year to date.

Gross profit margin rates for the quarter and year to date decreased 3 percentage points from the comparable periods last year. Realized pricing was unable to offset higher product costs and the adverse impacts of changes in currency translation rates.

Total operating expenses for the quarter decreased $6 million (5 percent) compared to the third quarter last year. Reductions of $5 million from the impact of currency translation and $3 million from lower sales and earnings-based expenses were partially offset by volume and rate related increases. Year-to-date operating expenses decreased $8 million compared to the same period last year. Reductions of $10 million from the impact of currency translation and $10 million from lower sales and earnings-based expenses were partially offset by $3 million of allowances for credit losses on customer receivables in Russia and volume and rate related increases.

The effective income tax rate was 18 percent for the quarter and 19 percent for the year to date, up approximately 3 percentage points respectively, from the comparable periods last year. The increases were primarily due to decreases in excess tax benefits from stock option exercises and the unfavorable effects of foreign earnings taxed at higher rates than the U.S.

Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Nine Months
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net Sales (in millions)	$156.1	$125.4	$264.1	$459.2	$364.9	$764.4
Percentage change from last year
Sales	1%	30%	12%	7%	28%	4%
Operating earnings	6%	42%	11%	17%	37%	(5)%
Operating earnings as a percentage of sales
2022	35%	24%	25%	35%	24%	25%
2021	33%	22%	25%	32%	23%	28%

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Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	11%	0%	0%	11%	16%	0%	(1)%	15%
EMEA	3%	0%	(14)%	(11)%	9%	0%	(11)%	(2)%
Asia Pacific	11%	0%	(8)%	3%	12%	0%	(5)%	7%
Consolidated	8%	0%	(7)%	1%	12%	0%	(5)%	7%

For both the quarter and year to date, strong Industrial segment sales growth in the Americas and Asia Pacific was partially offset by weakness in EMEA due to unfavorable macroeconomic conditions. The operating margin rate increased for both the quarter and year to date as strong realized pricing and expense leverage more than offset higher product costs and the adverse impacts of currency translation.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	27%	4%	0%	31%	24%	3%	0%	27%
EMEA	30%	1%	(11)%	20%	22%	1%	(7)%	16%
Asia Pacific	40%	1%	(7)%	34%	44%	1%	(5)%	40%
Consolidated	30%	4%	(4)%	30%	28%	2%	(2)%	28%

The Process segment had double-digit sales growth in all product applications and regions for the quarter and year to date. The operating margin rate for this segment increased 2 percentage points for the quarter and 1 percentage point for the year to date as increased volume and expense leverage offset higher product costs, unfavorable product and channel mix and the adverse impacts of currency translation.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	18%	0%	(1)%	17%	9%	0%	0%	9%
EMEA	12%	0%	(13)%	(1)%	(4)%	1%	(9)%	(12)%
Asia Pacific	7%	0%	(8)%	(1)%	6%	0%	(5)%	1%
Consolidated	16%	0%	(4)%	12%	6%	1%	(3)%	4%

Contractor segment sales increased 12 percent for the quarter compared to last year due to improved product availability. Sales increased 4 percent for the year to date primarily due to continued strength in North American construction markets. Price realization, favorable product and channel mix and expense leverage offset higher product costs for the quarter, which resulted in a consistent operating margin rate compared to last year. For the year to date, the operating margin rate decreased 3 percentage points primarily due to higher product costs and the adverse impacts of currency translation.

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Outlook

"While macroeconomic conditions are uncertain, we are positioned to have a record year in 2022," said Sheahan. "We remain committed to our strategies of launching new products, entering new markets, expanding our global channel and pursuing strategic acquisitions. We are raising our full-year outlook to low double-digit organic revenue growth on a constant currency basis."

Financial Results Adjusted for Comparability

Excluding the impacts of excess tax benefits related to stock option exercises and certain non-recurring tax provision adjustments presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Nine Months Ended
	Sep 30, 2022	Sep 24, 2021	Sep 30, 2022	Sep 24, 2021
Earnings before income taxes	$142.4	$121.8	$411.8	$379.2

Income taxes, as reported	$26.2	$17.9	$77.3	$59.6
Excess tax benefit from option exercises	1.4	2.6	3.2	8.8
Other non-recurring tax benefit	—	0.9	—	0.9
Income taxes, adjusted	$27.6	$21.4	$80.5	$69.3

Effective income tax rate
As reported	18.4%	14.7%	18.8%	15.7%
Adjusted	19.4%	17.6%	19.6%	18.3%

Net Earnings, as reported	$116.2	$103.8	$334.5	$319.6
Excess tax benefit from option exercises	(1.4)	(2.6)	(3.2)	(8.8)
Other non-recurring tax benefit	—	(0.9)	—	(0.9)
Net Earnings, adjusted	$114.8	$100.3	$331.3	$309.9

Weighted Average Diluted Shares	172.8	174.8	173.4	174.4
Diluted Earnings per Share
As reported	$0.67	$0.59	$1.93	$1.83
Adjusted	$0.66	$0.57	$1.91	$1.78

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Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; Russia's invasion of Ukraine, and the sanctions and actions taken against Russia and Belarus in response to the invasion; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; and the impact of declines in interest rates, asset values and investment returns on pension costs and required pension contributions. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2021 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 27, 2022, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s third quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure,

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control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30, 2022	Sep 24, 2021	Sep 30, 2022	Sep 24, 2021
Net Sales	$545,644	$486,696	$1,588,476	$1,447,989
Cost of products sold	284,556	238,462	803,853	688,597
Gross Profit	261,088	248,234	784,623	759,392
Product development	19,704	19,762	58,749	60,739
Selling, marketing and distribution	61,386	66,078	186,457	197,432
General and administrative	36,849	37,795	119,225	114,493
Operating Earnings	143,149	124,599	420,192	386,728
Interest expense	1,542	2,500	8,555	7,456
Other expense (income), net	(866)	344	(106)	31
Earnings Before Income Taxes	142,473	121,755	411,743	379,241
Income taxes	26,241	17,926	77,290	59,607
Net Earnings	$116,232	$103,829	$334,453	$319,634
Net Earnings per Common Share
Basic	$0.69	$0.61	$1.97	$1.89
Diluted	$0.67	$0.59	$1.93	$1.83
Weighted Average Number of Shares
Basic	169,166	169,834	169,368	169,459
Diluted	172,789	174,774	173,388	174,398

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Nine Months Ended
	Sep 30, 2022	Sep 24, 2021	Sep 30, 2022	Sep 24, 2021
Net Sales
Industrial	$156,182	$154,560	$459,176	$428,872
Process	125,376	96,185	364,883	284,790
Contractor	264,086	235,951	764,417	734,327
Total	$545,644	$486,696	$1,588,476	$1,447,989
Operating Earnings
Industrial	$53,964	$50,812	$161,795	$138,879
Process	30,638	21,514	89,183	64,923
Contractor	65,123	58,659	192,314	203,366
Unallocated corporate (expense)	(6,576)	(6,386)	(23,100)	(20,440)
Total	$143,149	$124,599	$420,192	$386,728